Mail Stop 4561

August 21, 2007

By U.S. Mail and facsimile to (920) 527-7600

Jeffrey H. Curler, Chief Executive Officer
Bemis Company, Inc.
One Neenah Center, 4th Floor
Neenah, WI 54956

> **Re: Bemis Company, Inc.**
> **Definitive 14A**
> **Filed March 23, 2007**
> **File No. 001-05277**

Dear Mr. Curler:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Executive Compensation, page 13

Compensation Discussion and Analysis, page 13

1. Given that you benchmark the compensation of your named executive officers, please address how you target each element of compensation against the comparator companies. Specify how each element of compensation relates to the data you analyzed from the comparator companies and discuss where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters.

2. It is not clear how you determine the amount to pay for each element of your compensation program. See Item 402(b)(1)(vi) of Regulation S-K. On page 15, you mention that the Committee applies a formula tied to base salary and takes into consideration recommendations from Towers Perrin and that, with respect to restricted stock under your long term incentive compensation program, you apply a formula that assists with payout determinations. Yet as a general matter, your disclosure lacks sufficient quantitative or qualitative analysis regarding the determination of amounts paid and other factors necessary for a complete understanding of your compensation programs. Please explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated awards.

3. It is unclear from your disclosure what consideration you have given to several of the illustrative examples contained in Item 402(b)(2) of Regulation S-K, which sets forth examples of material information that could be appropriate for discussion in the Compensation Discussion and Analysis. Refer specifically to the examples set forth in Item 402(b)(2)(i)-(iv), (vi)-(x), (xii)-(xiii). Please give appropriate consideration to how these topics are applicable to your executive compensation program.

4. Revise the Compensation Discussion and Analysis to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. To this extent, refer to the wide disparities in Mr. Curler's salary, the amount paid to him under the Bemis Executive Officer Performance Plan, and the restricted stock awards made on January 1, 2006. Provide a more detailed discussion of how and why the compensation of your highest-paid named executive officers differs from that of

the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss this on an individualized basis.

5. It does not appear as though you have addressed how you determine when to awards equity-based compensation in accordance with Item 402(b)(2)(iv) of Regulation S-K. Also refer to Section II.A Release 33-8732A, which discusses the concepts to consider when drafting disclosure relating to option timing.

Performance-Based Cash Incentives, page 15

6. To the extent you correlate your incentive programs with the achievement of certain annual individual objectives, please (i) discuss the specific items of individual performance used to determine bonus payments, (ii) how your incentive bonuses are specifically structured around such individual objectives, (iii) whether any discretion can be or has been exercised with respect to meeting such goals and objectives, and (iv) to whom such discretion is applicable. See Items 402(b)(2)(vi)-(vii) of Regulation S-K. To the extent the Committee's consideration of individual performance resulted in a payout for the last fiscal year, please provide appropriate qualitative and quantitative disclosure.

Change of Control Agreements (Management Agreements), page 17

7. Please explain how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits under the management agreements. Also discuss the rationale for decisions made in connection with these arrangements and how they fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements. Revise the Compensation Discussion and Analysis to give appropriate consideration to why Mr. Curler's potential payouts appear to be significantly higher than the other named executive officers and why you structured his arrangements so as to provide such disparate payouts. In addition, please aggregate the amounts payable for each situation that would generate a payout. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.

Director Compensation Table, page 27

8. With respect to the stock awards reported in column (c), clarify in the footnote the grant date fair value of each award computed in accordance with FAS 123R. See the Instruction to Item 402(k)(2)(iii)and (iv).

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3397 with any questions.

Sincerely,

Jay E. Ingram
Attorney Advisor